UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42625

Smart Digital Group Limited

150 Beach Road #2805/06 Gateway

West Singapore 189720

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Pricing and Closing of Initial Public Offering

On May 5, 2025 (the “Closing Date”), Smart Digital Group Limited (the “Company”) closed its initial public offering (“IPO”) of 1,500,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-283152), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 12, 2024, as amended, and declared effective by the SEC on May 1, 2025. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The gross proceeds of the IPO were $6,000,000, before deducting underwriting discounts and commissions and offering expenses. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “SDM” on May 2, 2025.

In connection with the IPO, the Company entered into an underwriting agreement, dated May 1, 2025, with US Tiger Securities, Inc., as the sole book-runner with respect to the IPO. The Company issued a press release on May 1, 2025, announcing the pricing of the IPO, and a press release on May 5, 2025, announcing the closing of the IPO, respectively. Copies of these press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Digital Group Limited

Date: May 6, 2025	By:	/s/ Yunting Chen
	Name:	Yunting Chen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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